FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 19, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: July 19, 2005

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JULY 2005 DISTRIBUTION

Calgary, Alberta – July 19, 2005 (TSX – PMT.UN) Paramount Energy Trust (“PET” or “the Trust”) is pleased to confirm that its distribution to be paid on August 15, 2005 in respect of income received by PET for the month of July 2005, for Unitholders of record on July 29, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is July 27, 2005.  This brings cumulative distributions in respect of PET’s income in 2005 to $1.54 per Trust Unit and cumulative distributions paid since the inception of the Trust to-date to $6.604 per Trust Unit, representing a return of approximately 131 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering at the start-up of the Trust which was priced at $5.05 per Trust Unit.

PET continues to project that monthly cash distributions are sustainable at $0.22 per Trust Unit for the remainder of 2005 and for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices.  With the Trust’s current estimates for production, natural gas prices and cash flow, this level of distribution reflects a payout ratio going forward for the foreseeable future of approximately 70 percent of PET’s estimated distributable income.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's trust units are listed on the TSX under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:

info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.